UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:             Form 20-F    ☒     or     Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.       Yes    ☐       No    ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited quarterly consolidated Japanese GAAP financial statements as of and for the nine months ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
Name: Jun Ohta
Title: Director

Date: February 17, 2017

UNAUDITED QUARTERLY CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

On February 14, 2017, we published our unaudited quarterly consolidated financial statements as of and for the nine months ended December 31, 2016 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited quarterly consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED QUARTERLY

CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2016		December 31, 2016		December 31, 2016
Assets:
Cash and due from banks		¥ 42,789,236		¥ 42,025,313	$ 360,763
Call loans and bills bought		1,291,365		1,562,908	13,417
Receivables under resale agreements		494,949		972,399	8,347
Receivables under securities borrowing transactions		7,972,918		8,423,355	72,310
Monetary claims bought		4,350,012		4,356,369	37,397
Trading assets		8,063,281		6,209,566	53,306
Money held in trust		5,163		3,891	33
Securities	*2	25,264,445	*2	23,123,033	198,498
Loans and bills discounted	*1	75,066,080	*1	80,115,714	687,748
Foreign exchanges		1,577,167		2,110,978	18,122
Lease receivables and investment assets		1,987,034		2,357,090	20,234
Other assets		6,702,774		9,095,613	78,081
Tangible fixed assets		2,919,424		3,081,950	26,457
Intangible fixed assets		878,265		994,539	8,538
Net defined benefit asset		203,274		241,144	2,070
Deferred tax assets		125,832		116,941	1,004
Customers’ liabilities for acceptances and guarantees		7,519,635		8,110,088	69,620
Reserve for possible loan losses		(625,019)		(594,828)	(5,106)

Total assets		¥ 186,585,842		¥ 192,306,072	$ 1,650,838

QUARTERLY CONSOLIDATED BALANCE SHEETS

	Millions of yen		Millions of U.S. dollars
	March 31, 2016	December 31, 2016	December 31, 2016
Liabilities and net assets:
Liabilities:
Deposits	¥ 110,668,828	¥ 114,064,672	$ 979,180
Negotiable certificates of deposit	14,250,434	11,385,425	97,737
Call money and bills sold	1,220,455	1,314,932	11,288
Payables under repurchase agreements	1,761,822	3,572,134	30,665
Payables under securities lending transactions	5,309,003	7,333,921	62,958
Commercial paper	3,017,404	2,649,804	22,747
Trading liabilities	6,112,667	5,356,415	45,982
Borrowed money	8,571,227	8,597,499	73,805
Foreign exchanges	1,083,450	762,959	6,550
Short-term bonds	1,271,300	1,137,100	9,761
Bonds	7,006,357	8,010,280	68,764
Due to trust account	944,542	1,159,537	9,954
Other liabilities	6,632,027	7,271,994	62,426
Reserve for employee bonuses	68,476	36,185	311
Reserve for executive bonuses	2,446	—	—
Net defined benefit liability	48,570	55,884	480
Reserve for executive retirement benefits	2,202	2,224	19
Reserve for point service program	19,706	21,855	188
Reserve for reimbursement of deposits	16,979	10,221	88
Reserve for losses on interest repayment	228,741	162,924	1,399
Reserve under the special laws	1,498	1,618	14
Deferred tax liabilities	348,190	423,705	3,637
Deferred tax liabilities for land revaluation	32,203	32,151	276
Acceptances and guarantees	7,519,635	8,110,088	69,620

Total liabilities	176,138,173	181,473,538	1,557,846

Net assets:
Capital stock	2,337,895	2,337,895	20,069
Capital surplus	757,306	757,346	6,501
Retained earnings	4,534,472	4,873,833	41,839
Treasury stock	(175,381)	(175,434)	(1,506)

Total stockholders’ equity	7,454,294	7,793,640	66,904

Net unrealized gains (losses) on other securities	1,347,689	1,495,034	12,834
Net deferred gains (losses) on hedges	55,130	(9,933)	(85)
Land revaluation excess	39,416	39,355	338
Foreign currency translation adjustments	87,042	(39,707)	(341)
Accumulated remeasurements of defined benefit plans	(69,811)	(41,507)	(356)

Total accumulated other comprehensive income	1,459,467	1,443,241	12,389

Stock acquisition rights	2,884	3,346	29
Non-controlling interests	1,531,022	1,592,305	13,669

Total net assets	10,447,669	10,832,534	92,991

Total liabilities and net assets	¥ 186,585,842	¥ 192,306,072	$ 1,650,838

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen				Millions of U.S. dollars
Nine months ended December 31	2015		2016		2016
Ordinary income		¥3,574,474		¥ 3,757,570	$ 32,257
Interest income		1,443,003		1,422,450	12,211
Interest on loans and discounts		999,036		1,039,171	8,921
Interest and dividends on securities		263,928		193,171	1,658
Trust fees		2,054		2,639	23
Fees and commissions		862,615		861,518	7,396
Trading income		148,693		170,373	1,463
Other operating income		998,317		1,171,155	10,054
Other income	*1	119,789	*1	129,433	1,111
Ordinary expenses		2,674,315		2,944,261	25,275
Interest expenses		323,174		402,875	3,458
Interest on deposits		102,058		134,586	1,155
Fees and commissions payments		105,684		128,569	1,104
Other operating expenses		807,254		922,935	7,923
General and administrative expenses		1,285,659		1,345,186	11,548
Other expenses	*2	152,542	*2	144,694	1,242

Ordinary profit		900,159		813,309	6,982

Extraordinary gains	*3	3,911	*3	29,556	254
Extraordinary losses	*4	6,132	*4	5,653	49

Income before income taxes		897,938		837,213	7,187

Income taxes-current		209,937		184,542	1,584
Income taxes-deferred		(23,283)		29,500	253

Income taxes		186,653		214,042	1,837

Profit		711,284		623,170	5,350

Profit attributable to non-controlling interests		85,042		78,491	674

Profit attributable to owners of parent		¥626,242		¥ 544,679	$ 4,676

QUARTERLY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen		Millions of U.S. dollars
Nine months ended December 31	2015	2016	2016
Profit	¥ 711,284	¥623,170	$ 5,350
Other comprehensive income	(142,655)	(11,358)	(98)
Net unrealized gains (losses) on other securities	(132,857)	149,146	1,280
Net deferred gains (losses) on hedges	26,191	(62,847)	(540)
Land revaluation excess	—	(6)	(0)
Foreign currency translation adjustments	(33,493)	(71,632)	(615)
Remeasurements of defined benefit plans	13,945	29,320	252
Share of other comprehensive income of affiliates	(16,441)	(55,338)	(475)

Total comprehensive income	568,629	611,811	5,252

Comprehensive income attributable to owners of parent	480,905	528,507	4,537
Comprehensive income attributable to non-controlling interests	87,723	83,304	715

NOTES TO UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the quarterly securities report filed under the Financial Instruments and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at December 31, 2016 which was ¥116.49 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Changes in the scope of consolidation or in the scope of equity method)

(1)	Significant changes in the scope of consolidation

Sumitomo Mitsui Asset Management Company, Limited and SMFL Capital Company, Limited were newly included in the scope of consolidation as a result of the acquisition of stocks and for other reasons.

SAKURA CARD CO., Ltd. was excluded from the scope of consolidation due to a merger.

(2)	Significant changes in the scope of equity method

Sumitomo Mitsui Asset Management Company, Limited was excluded from the scope of equity method due to inclusion in the scope of consolidation resulting from the acquisition of stocks.

(Changes in accounting policies)

In accordance with the revision to the Corporation Tax Act, some domestic consolidated subsidiaries apply the “Practical Solution on a change in depreciation method due to Tax Reform 2016” (ASBJ Practical Issues Task Force No.32, issued on June 17, 2016) and changed the depreciation method for buildings and accompanying facilities and structures acquired on or after April 1, 2016 from the declining-balance method to the straight-line method, starting from the three months ended June 30, 2016. Effects of this change to Ordinary Profit and Income before income taxes during the nine months ended December 31, 2016 are immaterial.

(Additional information)

SMFG applies the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26 issued on March 28, 2016) from the three months ended June 30, 2016.

(Notes to quarterly consolidated balance sheets)

*1	Risk-monitored loans

Risk-monitored loans at March 31, 2016 and December 31, 2016 were as follows:

	Millions of yen
	March 31, 2016	December 31, 2016
Bankrupt loans	¥44,748	¥42,259
Non-accrual loans	594,077	556,054
Past due loans (3 months or more)	19,845	12,860
Restructured loans	266,698	263,188

Risk-monitored loans	¥925,370	¥874,362

The amounts of loans presented above are the amounts before deduction of reserve for possible loan losses.

*2	Guaranteed amount to privately-placed bonds

The amounts guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2016 and December 31, 2016 were as follows:

	Millions of yen
	March 31, 2016	December 31, 2016
Guaranteed amount to privately-placed bonds	¥2,004,096	¥1,950,391

(Notes to quarterly consolidated statements of income)

*1	Other income

“Other income” for the nine months ended December 31, 2015 and 2016 included the following:

Nine months ended December 31, 2015	Millions of yen	Nine months ended December 31, 2016	Millions of yen
Gains on sales of stocks and other securities	¥ 65,699	Gains on sales of stocks and other securities	¥ 57,348

*2 Other expenses “Other expenses” for the nine months ended December 31, 2015 and 2016 included the following:

Nine months ended December 31, 2015	Millions of yen	Nine months ended December 31, 2016	Millions of yen
Write-off of loans	¥ 54,988	Write-off of loans	¥ 58,577
Equity in losses of affiliates	44,753	Provision for reserve for possible loan losses	14,274

*3 Extraordinary gains “Extraordinary gains” for the nine months ended December 31, 2015 and 2016 included the following:

Nine months ended December 31, 2015	Millions of yen	Nine months ended December 31, 2016	Millions of yen
Gains on disposal of fixed assets	¥ 3,713	Gains on step acquisitions	¥ 29,325

*4 Extraordinary losses “Extraordinary losses” for the nine months ended December 31, 2015 and 2016 included the following:

Nine months ended December 31, 2015	Millions of yen	Nine months ended December 31, 2016	Millions of yen
Losses on impairment of fixed assets	¥ 3,280	Losses on impairment of fixed assets	¥ 3,143
Losses on disposal of fixed assets	2,604	Losses on disposal of fixed assets	2,307

(Notes to quarterly consolidated statements of cash flows)

Quarterly consolidated statements of cash flows are not prepared for the nine months ended December 31, 2016. “Depreciation” (including amortization of intangible fixed assets other than goodwill) and “Amortization of goodwill” for the nine months ended December 31, 2015 and 2016 are as follows:

	Millions of yen
Nine months ended December 31	2015	2016
Depreciation	¥176,691	¥206,366
Amortization of goodwill	20,999	21,695

(Notes to stockholders’ equity)

Dividends paid in the nine months ended December 31, 2015

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 26, 2015	Common stock	¥112,804	¥80	March 31, 2015	June 26, 2015	Retained earnings
Meeting of the Board of Directors held on November 12, 2015	Common stock	105,753	75	September 30, 2015	December 3, 2015	Retained earnings

Dividends paid in the nine months ended December 31, 2016

Date of resolution	Type of shares	Millions of yen, except per share amount
		Cash dividends	Cash dividends per share	Record date	Effective date	Source of dividends
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥105,753	¥75	March 31, 2016	June 29, 2016	Retained earnings
Meeting of the Board of Directors held on November 11, 2016	Common stock	105,752	75	September 30, 2016	December 2, 2016	Retained earnings

(Segment information)

1. Information on profit and loss amount by reportable segment

	Millions of yen
	Commercial banking
	SMBC
Nine months ended December 31, 2015	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,150,948	¥390,532	¥275,073	¥280,238	¥263,258	¥(58,152)	¥222,941	¥1,373,889
Interest income	794,862	224,622	225,697	173,247	166,325	4,971	132,963	927,826
Non-interest income	356,085	165,910	49,376	106,991	96,933	(63,124)	89,978	446,063

Expenses, etc.	(601,742)	(154,414)	(265,939)	(94,428)	(22,263)	(64,698)	(159,082)	(760,825)

Consolidated net business profit	¥549,205	¥236,118	¥9,134	¥185,810	¥240,995	¥(122,851)	¥63,859	¥613,064

	Millions of yen
	Leasing			Securities
Nine months ended December 31, 2015	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥110,986	¥15,076	¥126,062	¥253,255	¥33,614	¥(5,170)	¥281,699
Interest income	11,929	3,715	15,645	1,091	1,349	684	3,124
Non-interest income	99,056	11,360	110,417	252,163	32,265	(5,854)	278,574

Expenses, etc.	(45,676)	(3,486)	(49,163)	(195,199)	(29,337)	(8,762)	(233,298)

Consolidated net business profit	¥65,310	¥11,589	¥76,899	¥58,055	¥4,277	¥(13,932)	¥48,401

	Millions of yen
	Consumer finance
Nine months ended December 31, 2015	SMCC	Cedyna	SMBCCF	Others	Total	Other Business	Grand Total
Gross profit	¥154,100	¥124,269	¥173,927	¥4,039	¥456,336	¥(19,415)	¥2,218,572
Interest income	9,890	18,060	117,589	(4,570)	140,969	32,262	1,119,829
Non-interest income	144,210	106,208	56,337	8,609	315,366	(51,678)	1,098,743

Expenses, etc.	(116,128)	(92,676)	(76,259)	(9,526)	(294,591)	7,465	(1,330,413)

Consolidated net business profit	¥37,972	¥31,592	¥97,667	¥(5,487)	¥161,744	¥(11,950)	¥888,159

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	“SMFL” and “SMBCCF” represent consolidated figures of respective companies.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
3.	“Other Business” includes profit or loss to be eliminated as inter-segment transactions.

	Millions of yen
	Commercial banking
	SMBC
Nine months ended December 31, 2016	SMBC Sub-total	Wholesale Banking Unit	Retail Banking Unit	International Banking Unit	Treasury Unit	Head office account	Others	Total
Gross profit	¥1,273,716	¥379,382	¥258,171	¥234,880	¥242,840	¥158,443	¥224,682	¥1,498,399
Interest income	873,704	200,289	219,211	144,479	116,801	192,924	140,413	1,014,117
Non-interest income	400,012	179,093	38,960	90,401	126,039	(34,480)	84,268	484,281

Expenses, etc.	(616,635)	(150,216)	(265,274)	(91,583)	(20,460)	(89,102)	(182,778)	(799,414)

Consolidated net business profit	¥657,080	¥229,166	¥(7,103)	¥143,297	¥222,380	¥69,340	¥41,903	¥698,984

	Millions of yen
	Leasing			Securities
Nine months ended December 31, 2016	SMFL	Others	Total	SMBC Nikko	SMBC Friend	Others	Total
Gross profit	¥126,410	¥12,845	¥139,256	¥242,649	¥32,192	¥(1,690)	¥273,151
Interest income	14,811	2,045	16,857	3,565	1,489	798	5,853
Non-interest income	111,599	10,800	122,399	239,084	30,702	(2,488)	267,298

Expenses, etc.	(56,061)	(4,430)	(60,491)	(192,319)	(28,124)	(8,553)	(228,997)

Consolidated net business profit	¥70,349	¥8,415	¥78,765	¥50,329	¥4,068	¥(10,243)	¥44,154

	Millions of yen
	Consumer finance
Nine months ended December 31, 2016	SMCC	Cedyna	SMBCCF	Others	Total	Other Business	Grand Total
Gross profit	¥162,321	¥127,020	¥183,623	¥3,415	¥476,381	¥(213,431)	¥2,173,757
Interest income	9,625	18,105	121,471	(1,017)	148,183	(165,437)	1,019,574
Non-interest income	152,695	108,915	62,152	4,433	328,197	(47,994)	1,154,182

Expenses, etc.	(130,327)	(94,332)	(77,027)	(8,360)	(310,048)	72,524	(1,326,426)

Consolidated net business profit	¥31,993	¥32,687	¥106,596	¥(4,944)	¥166,332	¥(140,906)	¥847,330

Notes:

1.	Figures shown in the parenthesis represent the loss.
2.	Interest income in Commercial banking includes dividends income of ¥200,000 million from SMBC Nikko.
3.	“SMFL” and “SMBCCF” represent consolidated figures of respective companies.
“SMBC Nikko” represents non-consolidated figures of SMBC Nikko plus figures of the overseas incorporated securities companies.
“Cedyna” represents consolidated figures of Cedyna excluding figures of the immaterial subsidiaries.
4.	“Other Business” includes profit or loss to be eliminated as inter-segment transactions.

2.	Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on quarterly consolidated statements of income (adjustment of difference)

Nine months ended December 31, 2015	Millions of yen
Consolidated net business profit	¥888,159
Other ordinary income	119,789
Other ordinary expenses (excluding equity in losses of affiliates)	(107,788)

Ordinary profit on quarterly consolidated statements of income	¥900,159

Note: Figures shown in the parenthesis represent the loss.

Nine months ended December 31, 2016	Millions of yen
Consolidated net business profit	¥847,330
Other ordinary income (excluding equity in gains of affiliates)	110,672
Other ordinary expenses	(144,694)

Ordinary profit on quarterly consolidated statements of income	¥813,309

Note: Figures shown in the parenthesis represent the loss.

(Notes to financial instruments)

There is no significant financial instrument to be disclosed.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the consolidated balance sheets.

1.	Bonds classified as held-to-maturity

	Millions of yen
March 31, 2016	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥2,241,546	¥2,258,065	¥16,518
Japanese local government bonds	20,849	20,871	22
Japanese corporate bonds	5,202	5,230	27
Other	—	—	—

Total	¥2,267,598	¥2,284,166	¥16,568

Note: The fair values are, in principle, based on their market prices, etc. at the end of the fiscal year.
	Millions of yen
December 31, 2016	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Japanese government bonds	¥1,410,871	¥1,419,690	¥8,818
Japanese local government bonds	8,760	8,778	17
Japanese corporate bonds	5,204	5,230	25
Other	—	—	—

Total	¥1,424,836	¥1,433,698	¥8,861

Note: The fair values are, in principle, based on their market prices, etc. at the end of the period.

2.	Other securities

	Millions of yen
March 31, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,807,279	¥3,380,280	¥1,573,001
Bonds	10,783,903	10,893,090	109,186
Japanese government bonds	8,042,610	8,105,050	62,439
Japanese local government bonds	31,080	31,220	140
Japanese corporate bonds	2,710,211	2,756,819	46,607
Other	8,225,965	8,451,291	225,325

Total	¥20,817,149	¥22,724,662	¥1,907,512

Notes:	1.	Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices.
	2.	Net unrealized gains (losses) on other securities shown above include gains of ¥871 million for the fiscal year ended March 31, 2016 that are recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2016	Millions of yen
Stocks	¥131,602
Other	277,161

Total	¥408,764

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

	Millions of yen
December 31, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Stocks	¥1,715,800	¥3,592,921	¥1,877,121
Bonds	9,371,704	9,431,863	60,159
Japanese government bonds	6,605,923	6,628,385	22,462
Japanese local government bonds	84,358	83,995	(362)
Japanese corporate bonds	2,681,422	2,719,482	38,060
Other	8,247,647	8,421,803	174,155

Total	¥19,335,151	¥21,446,588	¥2,111,437

Notes:	1.	Consolidated balance sheet amounts of stocks (including foreign stocks) are carried at their average market prices during the final month of the period, and bonds and others are carried at their period-end market prices.
	2.	Net unrealized gains (losses) on other securities shown above include losses of ¥39 million for the nine months ended December 31, 2016 that are recognized in the period’s earnings by applying fair value hedge accounting.
	3.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

December 31, 2016	Millions of yen
Stocks	¥145,965
Other	278,752

Total	¥424,718

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.
4.	In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issues Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters.

3.	Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as the consolidated balance sheet amount and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2016 and for the nine months ended December 31, 2016 were ¥4,838 million and ¥161 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.

Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.

Issuers requiring caution: Issuers that are identified for close monitoring.

Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.	Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2016

There are no corresponding transactions.

Nine months ended December 31, 2016

There are no corresponding transactions.

2.	Other money held in trust

	Millions of yen
March 31, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥5,163	¥5,163	—

Note:    Consolidated balance sheet amount is measured at fair value based on its market price, etc. at the end of the fiscal year.

	Millions of yen
December 31, 2016	Acquisition cost	Consolidated balance sheet amount	Net unrealized gains (losses)
Other money held in trust	¥3,891	¥3,891	—

Note:    Quarterly consolidated balance sheet amount is measured at fair value based on its market price, etc. at the end of the period.

(Notes to derivative transactions)

(1)	Interest rate derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥121,043,313	¥(3,865)	¥(3,865)
Interest rate options	34,037,726	6,588	6,588
Over-the-counter
Forward rate agreements	15,838,272	63	63
Interest rate swaps	396,761,415	176,265	176,265
Interest rate swaptions	8,098,772	(29,706)	(29,706)
Caps	35,844,877	(20,462)	(20,462)
Floors	899,246	3,597	3,597
Other	6,893,127	51	51

Total	/	¥132,532	¥132,532

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2016	Contract amount	Fair Value	Valuation gains (losses)
Listed
Interest rate futures	¥50,825,171	¥1,931	¥1,931
Interest rate options	22,741,205	2,208	2,208
Over-the-counter
Forward rate agreements	18,555,380	(84)	(84)
Interest rate swaps	384,753,472	114,638	114,638
Interest rate swaptions	8,404,996	(12,306)	(12,306)
Caps	34,168,173	(8,974)	(8,974)
Floors	1,414,596	(317)	(317)
Other	6,664,859	10,301	10,301

Total	/	¥107,395	¥107,395

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(2)	Currency derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2016
Listed
Currency futures	¥691	¥17	¥17
Over-the-counter
Currency swaps	33,811,276	387,527	15,992
Currency swaptions	1,406,603	126	126
Forward foreign exchange	56,831,766	7,441	7,441
Currency options	5,250,423	(26,400)	(26,400)

Total	/	¥368,712	¥(2,822)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
December 31, 2016
Listed
Currency futures	¥1,363	¥60	¥60
Over-the-counter
Currency swaps	35,174,452	240,746	(39,401)
Currency swaptions	1,586,605	150	150
Forward foreign exchange	68,948,986	(53,688)	(53,688)
Currency options	5,587,839	(18,336)	(18,336)

Total	/	¥168,932	¥(111,215)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above. In addition, transactions related to financial assets and liabilities denominated in foreign currencies and recognized in the quarterly consolidated balance sheets, or transactions related to financial assets and liabilities denominated in foreign currencies which have been eliminated in the consolidation are not included in the above table.

(3)	Equity derivatives

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
March 31, 2016
Listed
Equity price index futures	¥1,089,826	¥(3,567)	¥(3,567)
Equity price index options	357,609	(10,952)	(10,952)
Over-the-counter
Equity options	445,854	(287)	(287)
Equity index forward contracts	11,959	485	485
Equity index swaps	202,199	8,599	8,599

Total	/	¥(5,723)	¥(5,723)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income. Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
	Contract amount	Fair value	Valuation gains (losses)
December 31, 2016
Listed
Equity price index futures	¥1,259,848	¥6,507	¥6,507
Equity price index options	984,941	(17,590)	(17,590)
Over-the-counter
Equity options	465,008	2,091	2,091
Equity index forward contracts	8,885	1,854	1,854
Equity index swaps	305,696	5,255	5,255

Total	/	¥(1,881)	¥(1,881)

Note:

The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.

Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(4)	Bond derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥5,415,334	¥(1,434)	¥(1,434)
Bond futures options	190,220	(336)	(336)
Over-the-counter
Bond options	838,238	726	726

Total	/	¥(1,043)	¥(1,043)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Bond futures	¥7,562,793	¥5,202	¥5,202
Bond futures options	120,199	28	28
Over-the-counter
Bond options	416,376	505	505

Total	/	¥5,737	¥5,737

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(5)	Commodity derivatives

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Commodity futures	¥15,299	¥(213)	¥(213)
Over-the-counter
Commodity swaps	166,311	2,158	2,158
Commodity options	34,333	(968)	(968)

Total	/	¥975	¥975

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
December 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Listed
Commodity futures	¥45,875	¥131	¥131
Over-the-counter
Commodity swaps	124,122	963	963
Commodity options	31,301	(530)	(530)

Total	/	¥564	¥564

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
		Derivative transactions to which the hedge accounting method is applied are not included in the table above.
	2.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
March 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Over-the-counter
Credit default options	¥1,348,785	¥(2,885)	¥(2,885)

Total	/	¥(2,885)	¥(2,885)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

	Millions of yen
December 31, 2016	Contract amount	Fair value	Valuation gains (losses)

Over-the-counter
Credit default options	¥1,261,708	¥(2,447)	¥(2,447)

Total	/	¥(2,447)	¥(2,447)

Note:	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the quarterly consolidated statements of income.
Derivative transactions to which the hedge accounting method is applied are not included in the table above.

(Business combination)

There is no significant business combination to be disclosed.

(Per share data)

Earnings per share, earnings per share (diluted) and each calculation method are as follows:

	Millions of yen, except per share data and number of shares
Nine months ended December 31	2015	2016
(i) Earnings per share	¥458.04	¥398.38
[The calculation method]
Profit attributable to owners of parent	626,242	544,679
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	626,242	544,679
Average number of common stock during the period (in thousands)	1,367,231	1,367,218
(ii) Earnings per share (diluted)	¥457.73	¥398.07
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	(5)
Adjustment of dilutive shares issued by consolidated subsidiaries	(0)	(5)
Increase in the number of common stock (in thousands)	902	1,053
Stock acquisition rights	902	1,053

(Significant Subsequent Events)

There is no significant subsequent event to be disclosed.

(Others)

Interim dividends (dividends from surplus under Article 454, Paragraph 5 of the Companies Act)

The meeting of Board of Directors held on November 11, 2016 resolved interim dividends for the fiscal year ending March 31, 2017 as shown below:

Total amount of interim dividends	¥105,752 million
Interim dividends per share	¥75
Effective date and payment start date	December 2, 2016